FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  May 18, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X      Form 40-F __
                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___    No X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-_______


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                                    EXHIBITS


Exhibit 1 Press release, dated May 17, 2004, announcing joint venture to build oilseed crushing plant in Ukraine.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       Date: May 18, 2004                      BUNGE LIMITED

                                               By: /s/ WILLIAM M. WELLS
                                                   ---------------------------
                                                        William M. Wells
                                                        Chief Financial Officer


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